Exhibit 99.2

Pre-Announcement of the Public Tender Offer

by

Fomento Económico Mexicano, S.A.B. de C.V., Monterrey, Mexico (or one or several of its direct or indirect subsidiaries, in which case Fomento Económico Mexicano, S.A.B. de C.V. will guarantee their obligations to the extent required)

for all publicly held registered shares with a nominal value of CHF 1.00 each of

Valora Holding Ltd., Muttenz, Switzerland

On the terms and subject to the conditions set forth below, Fomento Económico Mexicano, S.A.B. de C.V., a sociedad anómina busatil de capital variable organized and existing under the laws of the United Mexican States ("Mexico"), with registered office in Monterrey, Mexico ("Femsa"), or one or several of its direct or indirect subsidiaries (Femsa or such subsidiary or subsidiaries, the "Offeror"), intends to launch within six (6) weeks a public tender offer (the "Offer") pursuant to art. 125 et seq. of the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading of June 19, 2015, as amended, and its implementing ordinances for all publicly held registered shares (Namenaktien) of Valora Holding Ltd., Muttenz, Switzerland (the "Company" or "Valora"), with a nominal value of CHF 1.00 each (each, a "Valora Share").

On July 4, 2022, Femsa and the Company entered into a transaction agreement pursuant to which Femsa agreed to submit and conduct, or cause one of its subsidiaries to submit and conduct, the Offer, and the Company's board of directors has unanimously resolved, inter alia, to recommend the Offer for acceptance by the holders of Valora Shares. On the same date, Femsa and Ernst Peter Ditsch, holding 742,197 Valora Shares, corresponding to 16.91% of the Company's share capital as of the date of this pre-announcement (the "Pre-Announcement"), entered into a tender undertaking in which Mr. Ditsch agreed to tender all 742,197 Valora Shares held by him into the Offer.

A.            TERMS OF THE OFFER

The Offer is expected to be made on the following main terms:

1.             Object of the Offer

Except as set forth below and subject to the offer restrictions, the Offer will extend to all publicly held Valora Shares.

The Offer will not extend to (i) Valora Shares held by Femsa or any of its direct or indirect subsidiaries (each direct or indirect subsidiary of Femsa or of Valora, including in the case of Femsa the Offeror, hereinafter a "Subsidiary"; Femsa together with its Subsidiaries, the "Femsa Group" and

Valora together with its Subsidiaries, the "Valora Group") or (ii) Valora Shares held by the Company or any of its Subsidiaries.

2.             Offer Price

The offer price for each Valora Share is CHF 260 net in cash (the "Offer Price").

The Offer Price will be reduced by the gross amount of any dilutive effects in respect of the Valora Shares prior to the consummation of the Offer (the "Settlement", and the date of such Settlement, the "Settlement Date"), including dividend payments and other distributions of any kind, demergers and spin-offs, capital increases and the sale of treasury shares at an issuance or sale price per Valora Share below the Offer Price, the purchase by the Company or any of its Subsidiaries of Valora Shares at a purchase price above the Offer Price, the issuance by the Company or any of its Subsidiaries of options, warrants, convertible securities or other rights to acquire Valora Shares or other securities of the Company below market value, and repayments of capital in any form.

The Offer Price implies a premium of 57.3% to the volume-weighted average price of all on-exchange transactions in Valora Shares executed on the SIX Swiss Exchange Ltd ("SIX") during the sixty (60) SIX trading days (each a "Trading Day") prior to the publication of this Pre-Announcement (being CHF 165.26).

3.             Offer Period and Additional Acceptance Period

It is expected that the offer prospectus relating to the Offer (the "Offer Prospectus") will be published within six (6) weeks from the date of this Pre-Announcement. After the lapse of the cooling-off period of ten (10) Trading Days, the Offer will be open for acceptance for at least twenty-one (21) Trading Days (the "Offer Period"). The Offeror reserves the right to extend the Offer Period once or several times with the approval of the Company to a maximum of forty (40) Trading Days or, with the approval of the Swiss Takeover Board (the "TOB") and the Company, beyond forty (40) Trading Days. If the Offer is successful, after the expiration of the (possibly extended) Offer Period, there will be an additional acceptance period of ten (10) Trading Days for the subsequent acceptance of the Offer (the "Additional Acceptance Period").

Assuming that the Offer Prospectus will be published on July 20, 2022 and applying the periods above, the Offer Period would run from about August 5, 2022 until about 4 p.m.Swiss time on September 2, 2022, and the Additional Acceptance Period would run from about September 9, 2022 until about 4 p.m. Swiss time on September 22, 2022.

4.             Offer Conditions

The Offer is expected to be subject to the conditions set forth below (each a "Condition"):

(a)	Minimum Acceptance Rate: By the end of the (possibly extended) Offer Period, the Offeror shall have received valid and irrevocable acceptances for such number of Valora Shares representing, when combined with any Valora Shares that Femsa and its Subsidiaries will own at the end of the (possibly extended) Offer Period (but not including Valora Shares held by the Company or any of its Subsidiaries), at least 66⅔% of the fully diluted share capital of Valora as at the end of the (possibly extended) Offer Period (i.e., of all Valora Shares issued as at such date plus all Valora Shares the issuance of which (i) has been resolved by a shareholders' meeting or the board of directors of the Company before such date, or (ii) may occur through the exercise of options or conversion or other rights for the issuance, acquisition, transfer or receipt of Valora Shares which are issued at, or the issuance of which has been resolved by the shareholders' meeting or the board of directors of the Company before, such date).

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(b)	Merger Clearances and Other Approvals: All waiting periods applicable to the acquisition of the Company by the Offeror shall have expired or been terminated and all competent merger control and other authorities and, if applicable, courts in all jurisdictions shall have approved or cleared or, as the case may be, not prohibited or objected to, the Offer, its Settlement and the acquisition of the Company by the Offeror (each such expiration or termination of a waiting period, approval, clearance, non-prohibition or non-objection, a "Clearance"). No condition, restriction or undertaking shall have been imposed on Femsa, the Company and/or any of their Subsidiaries in connection with any Clearance, and no Clearance shall be subject to any condition, restriction or undertaking on any of them that, individually or together with any other condition, restriction or undertaking or other facts, occurrences, circumstances or events, in the opinion of an independent accounting firm or investment bank of international repute to be appointed by the Offeror (the "Independent Expert") would reasonably be capable of causing a Material Adverse Effect on Femsa, the Company, any of their respective Subsidiaries or on the combined group consisting of Femsa Group and Valora Group when aggregating all respective effects on Femsa Group and Valora Group. For the purposes of this Condition (b), a "Material Adverse Effect" means a reduction of the consolidated earnings before interest, tax, depreciation and impairment of property, plant and equipment, impairment of goodwill, and amortization of and impairment of other intangible assets (EBITDA) by an amount of CHF 31,480,000 (which, according to the annual report of Valora for the year ended December 31, 2021, corresponds to approximately 33% of the EBITDA of Valora for the financial year 2021) or more.

(c)	No Injunction or Prohibition: No judgment, award, decision, order or other authoritative measure shall have been issued temporarily or permanently, in full or in part, preventing, prohibiting or declaring illegal the Offer, its acceptance, the Settlement or the acquisition of the Company by the Offeror.

(d)	No Material Adverse Effect: Between the date of the Pre-Announcement and the end of the (possibly extended) Offer Period, no Company related unforeseeable facts, occurrences, circumstances or events shall have arisen or occurred, and no Company related unforeseeable facts, occurrences, circumstances or events shall have been disclosed or reported by the Company or otherwise come to Femsa's or the Offeror's attention which, individually or together with any other Company related unforeseeable facts, occurrences, circumstances, events or conditions, restrictions or undertakings, in the opinion of the Independent Expert, would reasonably be capable of having a Material Adverse Effect on the Company, any of its Subsidiaries or on the Valora Group, taken as a whole. For the purposes of this Condition (d) a "Material Adverse Effect" means a reduction of the consolidated earnings before interest, tax, depreciation and impairment of property, plant and equipment, impairment of goodwill, and amortization of and impairment of other intangible assets (EBITDA) by an amount of CHF 31,480,000 (which, according to the annual report of Valora for the year ended December 31, 2021, corresponds to approximately 33% of the EBITDA of Valora for the financial year 2021) or more as a result of one or more Company related unforeseeable facts, occurrences, circumstances or events. When determining whether facts, occurrences, circumstances or events would reasonably be capable of having a Material Adverse Effect with respect to any person mentioned in this Condition (d), any fact, occurrence, circumstance or event that is caused by any macroeconomic fact, occurrence, circumstance or event such as the COVID-19 pandemic or the aggression and/or war of Russia against third countries, in particular against the Ukraine, shall not be taken into account, including related economic consequences of such events such as supply chain issues, supply drop, price increases of all kind of commodities (such as electricity or fuel), products and other goods, increases in factor costs (such as labor or financing costs including interest rates), inflation or recession.

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(e)	Registration in the Share Register of the Company: The board of directors of the Company shall have resolved to register the Offeror and/or any other company controlled and designated by Femsa in the Company's share register as shareholder(s) with voting rights with respect to all Valora Shares that Femsa or any of its Subsidiaries has acquired or may acquire (with respect to Valora Shares to be acquired in the Offer, subject to all other Conditions having been satisfied or waived), and the Offeror and/or any other company controlled and designated by Femsa shall have been registered in the share register of the Company as shareholder(s) with voting rights with respect to all Valora Shares acquired.

(f)	Resignation and Appointment of Members of the Board of Directors of the Company: All members of Valora's board of directors shall have resigned from their functions on the board of directors of the Company and its Subsidiaries with effect from and subject to the Settlement, and a duly convened general meeting of the Company's shareholders shall have elected the persons nominated by the Offeror to the Company's board of directors with effect from and subject to the Settlement.

(g)	No Adverse Resolutions by the General Meeting of Shareholders of the Company: The general meeting of shareholders of the Company shall not have:

•	resolved or approved any dividend, other distribution or capital reduction or any acquisition, spin-off (Abspaltung), transfer of assets and liabilities (Vermögensübertragung) or other disposal of assets (x) with an aggregate value or for an aggregate consideration of more than CHF 232,188,000 (corresponding to 10% of the consolidated total assets of the Valora Group as of December 31, 2021, as per the Company's annual report for the year ended December 31, 2021), or (y) contributing in the aggregate more than CHF 3,028,000 to the annual consolidated EBIT (corresponding to 10% of the EBIT of Valora in the financial year 2021, as per the Company's annual report for the year ended December 31, 2021);

•	resolved or appr oved any merger, demerger (Aufspaltung) or ordinary, authorized or conditional increase of the share capital of the Company; or

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•	adopted any amendment of the articles of association of the Company to introduce any transfer restrictions (Vinkulierung) or voting limitations (Stimmrechtsbeschränkungen).

(h)	No Acquisition or Sale of Material Assets or Incurrence or Repayment of Material Indebtedness: With the exception of the obligations that have been made public prior to the date of this Pre-Announcement or that are related to the Offer or arise from the Settlement, between December 31, 2021, and the transfer of control to the Offeror, the Company and its Subsidiaries shall not have undertaken to acquire or sell (or have acquired or sold) any assets or have undertaken to incur or repay (or have incurred or repaid) any indebtedness in the aggregate amount or aggregate value of more than CHF 232,188,000 (corresponding to 10% of the consolidated total assets of the Valora Group as of December 31, 2021, as per the Company's annual report for the year ended December 31, 2021).

The Offeror reserves the right to waive, in whole or in part, one or more of the Conditions.

Conditions (a) and (d) shall be in force and in effect until the expiration of the (possibly extended) Offer Period.

Conditions (b), (c), (g) and (h) shall be in force and effect until the Settlement.

Conditions (e) and (f) shall be in force and effect until the Settlement or, if earlier, until the date when the applicable corporate body of the Company has taken the required resolution mentioned therein.

If any of the Conditions (a) or (d) have not been satisfied or waived by the end of the (possibly extended) Offer Period, the Offer will be declared unsuccessful.

If the respective corporate body of the Company resolves on the matters specified in Conditions

(e) or (f) prior to the expiration of the (possibly extended) Offer Period and any of the Conditions

(e) or (f) have not been satisfied or waived (with respect to the resolutions of corporate bodies mentioned therein) by the end of the (possibly extended) Offer Period, the Offer will be declared unsuccessful.

If the Condition (b) has not been satisfied or waived by the anticipated Settlement Date, the Offeror is obliged to postpone the Settlement for a period of up to four months after the expiration of the Additional Acceptance Period (the "Postponement"). If any of the Conditions (c), (g) or (h) or, if and to the extent still applicable (see preceding paragraphs), any of the Conditions (e) or (f), have not been satisfied or waived by the anticipated Settlement Date, the Offeror shall be entitled to declare the Offer unsuccessful or to declare a Postponement. During the Postponement, the Offer shall continue to be subject to the Conditions (b), (c), (g) and (h) and, if and to the extent still applicable (see preceding paragraphs), Conditions (e) and (f), as long as, and to the extent, such Conditions have not been satisfied or waived. Unless the Offeror applies for, and the TOB approves, an additional postponement of the Settlement, the Offeror will declare the Offer unsuccessful if such Conditions have not been satisfied or waived during the Postponement.

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B.            OFFER RESTRICTIONS

General

The Offer will not be made, directly or indirectly, in any country or jurisdiction in which the Offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Femsa or any of its Subsidiaries to change or amend the terms or conditions of the Offer in any way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. It is not intended to extend the Offer to any such country or jurisdiction. Any such document relating to the Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of the Company by any person or entity resident or incorporated in any such country or jurisdiction.

This Pre-Announcement does not constitute the Offer. The Offeror will disseminate the Offer Prospectus (with full Offer terms and conditions) as required by applicable law, and the shareholders of the Company should review the Offer Prospectus and all other documents relating to the Offer carefully. The Offer may not be accepted before publication of the Offer Prospectus and expiration of a cooling-off period of ten (10) Trading Days (if not extended by the TOB), which will run from the Trading Day immediately after the publication date of the Offer Prospectus.

According to Swiss law, Valora Shares tendered into the Offer may generally not be withdrawn after they are tendered except under certain circumstances, in particular in case a competing offer for the Valora Shares is launched.

Notice to U.S. Holders

The Offer will be made for the registered shares of the Company, a Swiss company whose shares are listed on the SIX, and is subject to Swiss disclosure and procedural requirements, which are different from those of the United States of America (the "U.S."). The Offer will be subject to the requirements of Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934,as amended (the "U.S. Exchange Act"), including amendments to the terms and conditions of the Offer, extensions of the Offer, purchases outside of the Offer and minimum Offer Period, and will otherwise be made in accordance with the requirements of Swiss law. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, settlement procedures and timing of payments that are different from those applicable under U.S. tender offer procedures and laws. Holders of Valora Shares resident in the U.S. (each a "U.S. Holder") are urged to consult with their own Swiss advisors regarding the Offer.

It may be difficult for U.S. Holders to enforce their rights and any claim arising out of U.S. securities laws, since the Offeror and the Company are located in a non-U.S. jurisdiction, and some or all of their officers and directors may be residents of a non-U.S. jurisdiction. U.S. Holders may not be able to sue a non-U.S. company or its officers or directors in a U.S. or non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

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The receipt of cash pursuant to the Offer by a U.S. Holder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local laws, as well as foreign and other tax laws. Each U.S. Holder is urged to consult his or her independent professional advisor immediately regarding the U.S. tax consequences of an acceptance of the Offer.

The information contained in this Pre-Announcement has not been reviewed or authorized by the U.S. Securities and Exchange Commission (the "SEC"). Neither the SEC nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Offer; (b) passed upon the merits or fairness of the Offer; or (c) passed upon the adequacy or accuracy of the disclosure in this Pre-Announcement. Any representation to the contrary is a criminal offence in the U.S.

United Kingdom

The communication of this Pre-Announcement is not being made by, and has not been approved by, an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. In the United Kingdom ("U.K."), this communication and any other offer documents relating to the Offer is/will be directed only at persons (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (ii) falling within article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order or (iii) to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of Financial Services and Markets Act 2000) in connection with the offer to purchase securities may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). No communication in respect of the Offer must be acted on or relied on by persons who are not relevant persons. The Offer, any investment or investment activity to which this communication relates is/will be available only to relevant persons and will be engaged in only with relevant persons.

Australia, Canada and Japan

The Offer will not be addressed to shareholders of the Company whose place of residence, seat or habitual abode is in Australia, Canada or Japan, and such shareholders may not accept the Offer.

C.             ADDITIONAL INFORMATION

Additional information on the Offer is expected to be published electronically through the same media.

D.	IDENTIFICATION
	Swiss security number	ISIN	Ticker Symbol

Registered shares with a nominal	208 897	CH000 208 897 6	VALN
value of CHF 1.00 each of
Valora

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July 5, 2022

___________________

Financial Advisor and Offer Manager

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